Exhibit 99.28(d)(xxix)

November 20, 2017

Mr. David W. Rossmiller

Old Westbury Funds, Inc.

760 Moore Road

King of Prussia, PA 19406

Re:	Waiver of Investment Advisory Fee With Respect to Old Westbury All Cap ESG Fund

Dear Mr. Rossmiller:

As you are aware, Bessemer Investment Management LLC (“BIM”) serves as the investment adviser to the Old Westbury All Cap ESG Fund (the “Fund”), a new series of Old Westbury Funds, Inc. (the “Corporation”), pursuant to an investment advisory agreement (the “Agreement”). Under the Agreement, the Fund has agreed to pay BIM an annual investment advisory fee at the rate of 0.75% of the Fund’s average daily net assets on the Fund’s first $500 million in assets; 0.70% on assets from $500 million to $1 billion; and 0.65% on assets greater than $1 billion.

BIM hereby commits to waive a portion of the investment advisory fees it is entitled to receive from the Fund to the extent necessary to maintain the net operating expense ratio, excluding Fund transaction costs, investment interest expense, dividend expenses associated with securities sold short, acquired fund fees and expenses and after the application of any other waivers of expenses, of the Fund at 1.00%.

This agreement will remain in effect until October 31, 2019.

Very truly yours,

BESSEMER INVESTMENT MANAGEMENT LLC

By:	/s/ Rebecca Patterson
Name:	Rebecca Patterson
Title:	President

Accepted and agreed:

OLD WESTBURY FUNDS, INC.

By:	/s/ David W. Rossmiller
Name:	David W. Rossmiller
Title:	President & CEO